                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM 11-K



                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the Year Ended December 31, 2003







                         Commission File Number 1-13953






                                W. R. GRACE & CO.
                           SAVINGS AND INVESTMENT PLAN






                                W. R. GRACE & CO.
                                7500 GRACE DRIVE
                            COLUMBIA, MARYLAND 21044

                     W. R. GRACE & CO.
                     SAVINGS AND INVESTMENT PLAN
                     DECEMBER 31, 2003 AND 2002

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrative Committee of the
W. R. Grace & Co. Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the W. R. Grace & Co. Savings and Investment Plan (the "Plan"), at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
McLean, Virginia
June 25, 2004

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                       DECEMBER 31,
                                                2003                 2002
                   ASSETS

Investments, at fair value
   Guaranteed Investment Contracts           $ 243,668,794       $ 237,402,476
   Mutual Funds                                205,217,070         151,041,578
   Grace Common Stock                           20,921,043          24,101,477

   Participant Loans, at cost                    5,870,377           5,217,747

Receivables
   Contributions Receivable                        331,672             166,381
                                             -------------       -------------
                                               476,008,956         417,929,659


                   LIABILITIES

Accrued Administrative Expenses                    (8,870)             (3,066)
                                             -------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS            $ 476,000,086       $ 417,926,593
                                             =============       =============


















   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                  FOR THE YEAR ENDED
                                                                                     DECEMBER 31,
                                                                             2003                   2002
ADDITIONS
   Additions to net assets attributable to:
      Contributions
         Participants                                                   $  19,380,061           $ 18,384,878
         Employer                                                          11,437,996             11,028,369
                                                                        -------------           ------------
                                                                           30,818,057             29,413,247
                                                                        -------------           ------------

   Investment income (loss):
      Interest and dividends                                               14,418,848             15,557,079
      Net  appreciation (depreciation) in fair value of investments        46,856,191            (29,074,955)
                                                                        -------------           ------------
                                                                           61,275,039            (13,517,876)
                                                                        -------------           ------------
           TOTAL                                                           92,093,096             15,895,371
                                                                        -------------           ------------

DEDUCTIONS
   Deductions from net assets attributable to:
      Participant withdrawals                                              33,782,608             29,863,564
      Administrative expenses                                                 236,995                229,290
                                                                        -------------           ------------
           TOTAL                                                           34,019,603             30,092,854
                                                                        -------------           ------------

NET INCREASE(DECREASE)                                                     58,073,493            (14,197,483)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                      417,926,593            432,124,076
                                                                        -------------           ------------

END OF YEAR                                                             $ 476,000,086          $ 417,926,593
                                                                        =============          =============









   The accompanying notes are an integral part of these financial statements.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the W. R. Grace & Co. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

      GENERAL

      On April 2, 2001, W. R. Grace & Co. ("Grace") and 61 of its U.S. subsidiaries and affiliates (collectively, the "Company") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Bankruptcy Court approved on April 2, 2001 an order that authorized the debtors and debtors in possession under the bankruptcy filing, to pay, in their sole discretion, employee benefits, including employer contributions under the Plan. Under the Court's authorization, Grace has continued to meet its obligations under the Plan. Should the Plan terminate as a result of Chapter 11 proceedings, Company contributions would cease and the net assets of the Plan would be distributed in accordance with the provisions of the documents governing the Plan.

      The Plan is a defined contribution plan originally adopted effective September 1, 1976, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Fidelity Management Trust Company ("Fidelity" or "Trustee") administers the Plan's recordkeeping and serves as the Plan's trustee and custodian.


      ELIGIBILITY AND VESTING

      Any salaried and hourly employee of Grace or its U.S. subsidiaries who is in an eligible employment classification and who has completed three months of service is eligible for participation.

      A participant's interest (employee contributions, Company contributions, and earnings thereon) in the Plan is always fully vested.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      CONTRIBUTIONS

      Each year, participants may elect to contribute to the Plan 2% to 16% of their compensation (which, for purposes of the Plan, consists of salary and/or commissions, incentive compensation, and bonus awards (excluding long-term incentive bonuses and retention bonuses)).

      Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $12,000 and $11,000 for 2003 and 2002, respectively. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $200,000 for 2003 and 2002.

      The Company contributes 100% of the first 6% of base compensation that a participant contributes to the Plan. Therefore, the maximum Company contribution is 6% of a participant's compensation.

      Company contributions are allocated to investment options in accordance with the participant's investment election.

      The Plan offers 27 mutual funds, Grace Common Stock, and a Fixed Income Fund comprised principally of guaranteed investment contracts as investment options for participants.

      The Plan provides that a statement of each participant's account be sent to the participant not less frequently than once in each Plan year.

      Additionally, on any business day, participants may allocate their future contributions among any of the investment options and may transfer the amounts related to their prior contributions in any of the investment options to other investment options. All investment options are participant-directed.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution, the applicable allocation of the Company's contribution, and an appropriate allocation of Plan earnings (losses), and charged with an allocation for administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      PARTICIPANT LOANS

      Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general-purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate on the loan is set on the application date and equals the prime interest rate on the last business day of the preceding calendar quarter plus 2 percent. The interest rate and repayment amounts for the loans are fixed for the term of the loan; loans are repaid in periodic installments, depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Interest paid on loans is credited to the individual investment options from which the loan was taken.

      PAYMENT OF BENEFITS

      Upon disability, retirement, or other termination of service, a participant who is not eligible to elect or who does not elect to defer the distribution may elect to receive his/her vested benefit in the form of a single lump sum payment or annual or quarterly installment payments if the vested balance exceeds $5,000. For amounts less than $5,000, a single lump sum payment is made.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with accounting principles generally accepted in the United States of America ("GAAP").

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments in publicly traded securities and mutual funds are stated at fair value. Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in guaranteed investment contracts held in the Fixed Income Fund (see Note 4) are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of publicly traded securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Income of each investment option is reinvested in that option. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

      Prior to April 14, 2003, the Plan recorded a realized gain or loss on Grace Common Stock Fund units distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the units distributed. The cost of securities sold was determined on the basis of average cost, and a gain or loss was recorded equal to the difference between average cost and the sale price. Accordingly, participants held units in the fund and not shares, the value of which was $1.02 per unit at December 31, 2002, versus Grace common stock which was valued at $1.96 per share at December 31, 2002. On April 14, 2003, the Grace Stock Fund converted from the unitized method of trading to real time trading, which allowed participants to sell Grace common stock by directly submitting orders to the stock market. Accordingly, effective April 14, 2003, participants held shares rather than units of Grace common stock, the value of which was $2.57 per share at December 31, 2003.

      The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      PAYMENT OF BENEFITS

      The Plan recognizes benefits when paid.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with GAAP requires the Plan fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options. Investments are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.    INVESTMENTS

      The following presents investments that represent five percent or more of the Plan's net assets available for benefits.

     ===============================================================================================================
                                                                                            DECEMBER 31,
                                                                                 -----------------------------------
                                                                                      2003                 2002
     ===============================================================================================================
     Guaranteed Investment Contracts (GICs)
                State Street Bank & Trust Co., 5.93% and 6.03%,
                respectively                                                     $  78,810,840        $  74,411,704
                AEGON Institutional Markets, 4.72% and 5.30%,
                respectively                                                        83,634,410           58,587,036
                Pacific Life Insurance Co., 6.09%                                            -           21,361,975
                CDC IXIS, 5.04% and 3.14%, respectively                             62,523,169           22,027,970

     Fidelity Management Trust Company
                Fidelity Contrafund, 779,670 and 776,321 shares,
                respectively                                                        38,476,688           29,965,984
                Fidelity Growth and Income Fund, 715,963 and
                 697,154 shares, respectively                                       25,509,757           21,130,752
                Fidelity Balanced Fund, 1,622,205 and 1,629,172
                shares, respectively                                                27,171,941           21,651,700
                Fidelity Blue Chip Fund, 1,414,927 and 1,359,154
                shares, respectively                                                56,073,565           43,411,402

     Grace Common Stock, 8,140,484 shares and 23,703,537                            20,921,043           24,101,477
     units, respectively
     ===============================================================================================================

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $46,856,191 as follows:

      =======================================================================================================
                                                                                        FOR THE YEAR ENDED
                                                                                         DECEMBER 31, 2003
      =======================================================================================================
      Mutual Funds                                                                    $     40,242,325
      Common Stock                                                                           6,613,866
                                                                                      -----------------------
                                                                                      $     46,856,191
      =======================================================================================================

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.    GUARANTEED INVESTMENT CONTRACTS

      Investments in the participant-directed Fixed Income Fund consist primarily of benefit-responsive guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which approximates fair value. Contract value includes principal invested, plus earnings, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:

     ======================================================================================================================
                                                                             VALUE AT DECEMBER 31,             MATURITY
                                                                    -----------------------------------------
                            ISSUER                           RATE          2003                2002              DATE
     ======================================================================================================================
     GUARANTEED INVESTMENT CONTRACTS (GICS)
     --------------------------------------
     Metropolitan Life Insurance Co.                           6.94%         $        -       $    8,875,261    Mar-03
     Transamerica Occidental Life Insurance Co.                6.13%                  -            5,266,072    Mar-03
     New York Life Investment Management LLC                   6.63%                  -           11,195,742    Jun-03
     Pacific Life Insurance Co.                                6.09%                  -           21,361,975    Dec-03
     MassMutual Financial Group                                6.98%                  -            6,009,323    Dec-03
     SEI Trust Co.                                             3.74%         10,625,759           12,487,874   various
     Principal Life Insurance Co.                              6.10%                  -           13,001,700    Sep-03
                                                                    -----------------------------------------
          Total Traditional GICs                                             10,625,759           78,197,947

     SYNTHETIC GICS
     --------------
     CDC IXIS                                                  5.04%
        Wrapper Contract                                                       (872,181)             (92,115)  various
        Underlying Assets:
          Interest in the UAM Trust Co. Dwight
             Target 2 Fund Master Trust                                      63,395,350           22,120,085
     AEGON Institutional Markets                               4.72%
        Wrapper Contract                                                     (2,356,212)          (3,258,487)  various
        Underlying Assets:
          Interest in the UAM Trust Co. Dwight
             Target 2 Fund Master Trust                                      69,836,689           10,129,036
          Interest in the UAM Trust Co. Dwight
             Target 5 Fund Master Trust                                      16,153,933           51,716,487
     State Street Bank & Trust Co.                             5.93%
        Wrapper Contract                                                     (5,251,090)          (6,528,729)  various
        Underlying Assets:
          Interest in the UAM Trust Co. Dwight
             Target 2 Fund Master Trust                                      40,153,652                    -
         Interest in the UAM Trust Co. Dwight
             Target 5 Fund Master Trust                                      43,908,278           80,940,433
                                                                    -----------------------------------------
          Contract Value                                                    224,968,419          155,026,710
                                                                    -----------------------------------------

          Total Contracts                                                   235,594,178          233,224,657
          Commercial Paper                                                    8,074,616            4,177,819   various
                                                                    -----------------------------------------
     TOTAL FIXED INCOME FUND                                             $  243,668,794      $   237,402,476
     ======================================================================================================================

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $236,995 and $229,290 for the years ended December 31, 2003 and 2002, respectively.

      W. R. Grace & Co., as plan sponsor, is also a related party. The Grace Common Stock Fund includes shares of Grace common stock. At December 31, 2003 and 2002, the Plan held 8,140,484 shares and 23,703,537 units of Grace stock, respectively. The fair value of the Grace Common Stock Fund was $20,921,043 and $24,101,477 at December 31, 2003 and 2002,
      respectively. Purchases of $19,596,606 (9,289,777 shares) and $15,229,192
      (13,838,034 units) and sales of $3,640,434 (1,149,295 shares) and
      $13,265,186 (11,303,050 units) of Grace common stock were made during 2003 and 2002, respectively.

6.    FEDERAL INCOME TAXES

      On August 8, 2003, the Internal Revenue Service ("IRS") issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter; however, Grace believes that the Plan remains in compliance with those requirements.

7.    PLAN TERMINATION

      Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors. In the event the Plan terminates, participants would receive the value of their account balances at the time of distribution.

8.    MANAGEMENT OF GRACE COMMON STOCK

      On December 15, 2003, Grace retained State Street Bank and Trust Company ("State Street") to act as the investment manager and independent fiduciary of the Grace Common Stock within the Grace Savings & Investment Plan. The United States Bankruptcy Court for the District of Delaware approved the retention of State Street. In February 2004, State Street commenced selling Grace common stock on the open market. Under this selling program, just over 930,000 shares of Grace common stock were sold on the open market. State Street further negotiated and executed the sale of all of the remaining shares (6,272,117) of Grace common stock on April 16, 2004 at a price of $3.50 per share.

9.    SUBSEQUENT EVENTS

      On July 1, 2004, the maximum contribution percentage for Participants will increase from 16% to 25%.

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF              CURRENT
PARTY                                             INTEREST, COLLATERAL, PAR, OR MATURITY VALUE               COST **       VALUE
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Management Trust Company *
Mutual Funds:
                                                  PIMCO Total Return ADM, 161,607 shares                               $   1,730,810
                                                  Franklin Small/Mid-Cap Growth A, 89,097 shares                           2,692,497
                                                  Templeton Foreign A, 79,523 shares                                         846,122
                                                  Invesco Core Equity, 41,397 shares                                         472,335
                                                  AM Cent International Growth, 133,430 shares                             1,059,430
                                                  JPM US Small Company Institutional, 69,190 shares                          960,356
                                                  Fidelity Contrafund, 779,670 shares                                     38,476,688
                                                  Fidelity Equity Inc, 52,494 shares                                       2,611,591
                                                  Fidelity Investment Growth BD, 194,955 shares                            1,471,914
                                                  Fidelity Growth and Income, 715,963 shares                              25,509,757
                                                  Fidelity OTC Portfolio, 667,776 shares                                  21,682,682
                                                  Fidelity Europe, 39,876 shares                                           1,061,498
                                                  Fidelity Balanced, 1,622,205 shares                                     27,171,941
                                                  Fidelity Blue Chip, 1,414,927 shares                                    56,073,565
                                                  Fidelity Low PR Stock, 315,791 shares                                   11,046,362
                                                  Fidelity Diverse International, 105,974 shares                           2,556,096
                                                  Fidelity Freedom Income, 58,958 shares                                     653,848
                                                  Fidelity Freedom 2000, 9,277 shares                                        109,278
                                                  Fidelity Freedom 2010, 80,535 shares                                     1,048,571
                                                  Fidelity Freedom 2020, 86,151 shares                                     1,121,690
                                                  Fidelity Freedom 2030, 39,477 shares                                       511,223
                                                  Spartan Total Market Index, 20,929 shares                                  625,976
                                                  Spartan Extended Market Index, 24,738 shares                               675,854
                                                  Spartan International Index, 15,727 shares                                 428,721
                                                  Spartan US Equity Index, 56,593 shares                                   2,230,347
                                                  Fidelity US Bond Index, 199,233 shares                                   2,229,418
                                                  Fidelity Freedom 2040, 20,966 shares                                       158,500

Common Stock:
   Grace Common Stock*                            Grace Common Stock, 8,140,484 shares                                    20,921,043

W. R. GRACE & CO.
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------


IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR  DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF              CURRENT
PARTY                                             INTEREST, COLLATERAL, PAR, OR MATURITY VALUE               COST **       VALUE
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed Investment Contracts:
    State Street Bank & Trust Co.                 Interest rate of 5.93%, various maturity dates                          78,810,840
    AEGON Institutional Markets                   Interest rate of 4.72%, open maturity dates                             83,634,410
    CDC IXIS                                      Interest rate of 5.04%, open maturity dates                             62,523,169
    SEI Trust Co.                                 Interest rate of 3.74%, open maturity dates                             10,625,759
    STIF                                          Interest rate of 1.00%                                                   8,074,616

Loans:
    Participant Loans *                           Interest Rates Vary from 6.0% to 11.5%, maturity
                                                    dates ranging from Jan-2004 to Nov-2023                                5,870,377
                                                                                                                      --------------
                                                                                                                      $  475,677,284
                                                                                                                      ==============

* - Denotes a party-in-interest
** - Cost is not required as all amounts are participant directed

                                   SIGNATURES
                                   ----------


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           W. R. GRACE & CO.
                                           SAVINGS AND INVESTMENT PLAN


                                           By: /s/ W. Brian McGowan
                                               -----------------------------
                                               W. Brian McGowan
                                               Senior Vice President
                                               Corporate Administration

                                           By: /s/ Robert M. Tarola
                                               -----------------------------
                                               Robert M. Tarola
                                               Senior Vice President
                                               Chief Financial Officer



Date: June 25, 2004

                                  EXHIBIT INDEX
                                  -------------




EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------


     23        Consent of Independent Registered Public Accounting Firm






























                                      II-2